UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST SECURES TOP MARKET POSITION IN VIETNAM

VinFast Auto Ltd. (“VinFast” or the “Company”) delivered more than 11,000 electric vehicles (“EVs”) to domestic customers in October, representing a 21% increase compared to September and bringing total deliveries in Vietnam to more than 51,000 EVs since the beginning of the year.

This positions VinFast as the best-selling automotive brand in the Vietnamese market for October and the first ten months of 2024. In October, the VF 3 and VF 5 were the top-selling models with nearly 5,000 EVs and over 2,600 EVs delivered, respectively.

This milestone marks a historic breakthrough for the Vietnamese automotive industry: a domestic brand has overtaken foreign competitors to secure the largest market share in just over five years since VinFast entered the market.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association, Thanh Cong Group and Company internal data (for VinFast only).

This Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of VinFast Auto Ltd. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: November 12, 2024	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director